Filed by Vari-L Company, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to rule 14a-12(b)
Subject Company: Sirenza Microdevices, Inc.
Commission File No. 333-102-099

Sirenza/Vari-L Acquisition Employee Matters

A Sirenza/Vari-L Newsletter

February 17, 2003
Issue # 01/03

This newsletter is being provided to Sirenza and Vari-L employees to answer some recurring questions that everyone has about the pending acquisition of Vari-L by Sirenza and the relocation of certain of Sirenza’s employees to the Denver, Colorado area. Please note that we are trying to address as many questions as possible as they apply to Sirenza and Vari-L employees in general. Specific questions you may have regarding your particular situation should be addressed to your manager.

Rumors & Truths

Q:	If I am a Vari-L employee, when will I get an offer from Sirenza?
A:	As a result of the structure of the acquisition, Vari-L will be ceasing all operations as a separate company (other than to wind down and dissolve) and all employees will be technically terminated as Vari-L employees on the date of closing of the acquisition. However, approximately 2 weeks prior to the estimated closing date (late April/early May), Sirenza will be making offers of employment via a formal offer letter which will provide details on each offered employee’s specific compensation and benefits package with Sirenza.

Q:	Will Vari-L employees have their salaries adjusted either before or immediately after the closing?
A:	No. Vari-L salaries are frozen like the Sirenza salaries.

Q:	Is it true that the Vari-L employees will be given “stay” bonuses?
A:	No. Sirenza does not intend to include any “stay” or “signing” bonuses in its offers to existing Vari-L employees. However, certain members of Vari-L’s executive management will be receiving bonuses from Vari-L, but not Sirenza, for the successful closing of the acquisition and have already negotiated employment contracts with Sirenza, as detailed in the public SEC filings made by Sirenza and Vari-L.

Q:	Is Vari-L awarding bonuses and calling them by some other name just to get around the system, such as a task completion bonus?
A:	No. Vari-L employees are not being given bonuses, under any name, other than those for certain management discussed above.

Q:	Will Sirenza Policies and Procedures change as a result of the acquisition?
A:	No. Sirenza is acquiring assets of Vari-L and the Vari-L employees will become Sirenza employees, subject to Sirenza policies and practices in existence at the time of closing.

Q:	What arrangements have been made for Sirenza employees to go to Denver to look for housing?
A:	Vari-L has a 3 bedroom corporate apartment that you can stay in free of charge, and an outside consultant to show you the local area and the type of housing that is available to suit your needs.

Q:	How do I make arrangements to visit Denver, look at housing and stay in the Vari-L apartment?
A:	Please discuss with your manager about your specific plans to visit Denver, and the policy on reimbursement, if any, for travel costs, Upon approval, Angie Capuz will be the Sirenza contact to reserve the Vari-L apartment. She has keys to the apartment and will ask the Denver HR department to notify the outside consultant of your intended visit.

Q:	Will Sirenza pay for my move if I am offered a position and decide to go to Denver?
A:	Sirenza is considering different relocation expense options (including a lump sum payment). Further details will be available at a later date.

Q:	What will happen to the Vari-L employees’ accrued and unused vacation and sick balances?
A:	Accrued and unused vacation balances will be carried over to employees’ new Sirenza paid-time off (PTO) balances. However, unused sick time will not be carried over.

Q:	How much Paid Time Off will I be eligible for under Sirenza PTO policy?
A:	For all employees (other than director level and above),the Sirenza PTO schedule is:

Years 1 to 5:	16 days per year
Years 5 to 10:	21 days per year
Years 10+:	26 days per year

Q:	Will my Vari-L years of service be carried over to Sirenza for purposes of determining my eligible PTO?
A:	Yes.

Q:	Will Sirenza carry over all my years of service if I previously left Vari-L and then was rehired before the closing?
A:	Yes, if Vari-L recognized and carried over your years of service upon your rehiring, and if Vari-L did so if you were rehired within twelve months of leaving Vari-L.

Q:	Will Sirenza be adopting the Vari-L 9/80 (work 80 hours in 9 days and have every other Friday off) schedule?
A:	No. Sirenza has analyzed the pros and cons of this schedule and has decided not to implement it.

Q:	Will any of my existing Sirenza benefits change as a result of the acquisition?
A:	Sirenza is carefully reviewing all of its employee benefits as it regularly does on an annual basis. Sirenza intends to maintain all existing employee benefits to the extent possible, but due to the location of a significant number of employees in Colorado, Sirenza may need to change medical plan offerings since a few current offerings are California specific. However, it is Sirenza’s intent to keep its benefit levels consistent with those currently offered, and where practical, provide improved benefits.